UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 185.761

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders of the Company

Atento S.A. (the “Company”) held its 2021 Annual General Meeting of Shareholders (the “Meeting”) on May 31, 2021 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. A total of 10,811,704 of the Company’s ordinary shares, representing approximately 76.77% of the ordinary shares outstanding and eligible to vote, were voted at the Meeting.

The Company’s shareholders approved each of the items submitted for approval at the Meeting, as follows:

•	Approval of the audited annual accounts of the Company for the financial year ended on December 31, 2020 (the “2020 Annual Accounts”), with 10,653,642 votes in favor, 219 votes against and 157,843 abstentions.
•	Approval of the management report of the Company with respect to the 2020 Annual Accounts, with 10,653,602 votes in favor, 359 votes against and 157,743 abstentions.
•	Approval of the audit report of the Company with respect to the 2020 Annual Accounts prepared by Ernst & Young, S.A. in its capacity as independent auditor (réviseur d’entreprises agréé) of the Company, with 10,653,742 votes in favor, 219 votes against and 157,743 abstentions.
•	Allocation of results – decision to (i) set-off the aggregate amount of loss made by the Company in relation to the 2020 financial year in an aggregate amount of one million three hundred sixty-eight thousand nine hundred six Euro and fifty-three cents (EUR 1,368,906.53) against the profit brought forward in relation to the previous financial years in an aggregate amount of seven million eight hundred and fifty-seven thousand two hundred and twenty-five Euro and sixty cents (EUR 7,857,225.60) and (ii) that the remaining profit, i.e. the after set-off of the loss, in an aggregate amount of six million four hundred and eighty-eight thousand three hundred and nineteen Euro and seven cents (EUR 6,488,319.07) be carried forward to the next financial year, with 10,653,490 votes in favor, 359 votes against and 157,855 abstentions.
•	Grant of full discharge (quitus) to all the members of the board of directors of the Company (the “Board”) in function during the 2020 financial year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2020, with 10,804,092 votes in favor, 1,235 votes against and 6,377 abstentions.
•	Approval of the audited consolidated accounts of the Company for the financial year ended on December 31, 2020 (the “2020 Consolidated Accounts”), with 10,651,159 votes in favor, 380 votes against and 160,165 abstentions.
•	Approval of the management consolidated report of the Company with respect to the 2020 Consolidated Accounts, with 10,651,159 votes in favor, 380 votes against and 160,165 abstentions.
•	Approval of the audit report of the Company with respect to the 2020 Consolidated Accounts prepared by Ernst & Young, S.A. in its capacity as independent auditor (réviseur d’entreprises agréé) of the Company, with 10,653,553 votes in favor, 380 votes against and 157,771 abstentions.
•	Renewal, with immediate effect, of the mandate of Mr. David Garner as class I director of the Company for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2023, with 10,353,716 votes in favor, 288,909 votes against and 169,079 abstentions.
•	Acknowledgement of the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and to approve, confirm and ratify (i) the co-optation of Mr. Robert William PAYNE, as class II director of the Company and with effect as of October 16, 2020, made by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021, with 10,652,671 votes in favor, 1,274 votes against and 157,759 abstentions.

•	Approval of the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2021 in their capacity as such amounting to a maximum of one million one hundred and four thousand US Dollars (US$ 1,104,000) of which four hundred and fourteen thousand US Dollars (US$ 414,000) will be paid in cash, and six hundred ninety thousand US Dollars (US$ 690,000) will correspond to equity compensation (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filings with the U.S. Securities and Exchange Commission or at any general meeting of the Company, with 10,364,195 votes in favor, 267,013 votes against and 180,496 abstentions.
•	Authorization to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi, Mr. José de Souza Acevedo and Mr. Shay Chor (each of them, an “Authorized Signatory”), acting individually and severally with power of substitution, on behalf of the Company, to file the 2020 Annual Accounts and 2020 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as the appointment of directors Mr. Garner and Mr. Payne and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2020 Annual Accounts and 2020 Consolidated Accounts and the renewal, respectively, or the confirmation of the mandates of directors of the Company), with 10,360,610 votes in favor, 720 votes against and 450,374 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Carlos López-Abadia

Carlos López-Abadia

Chief Executive Officer

Date: June 2, 2021